H. Grady Thrasher, IV
d: 404-760-6002
gthrasher@tlslaw.com

July 25, 2014

Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC  20549

Re:	Gold Party Payday, Inc. (the “Company”) Form 8-K Filed May 20, 2014 Amendment No. 1 to Form 8-K Filed June 12, 2014 Response dated June 27, 2014 File No. 000-54915

Dear Ms. Ransom:

On behalf of the Company, we are responding to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 14, 2014 (the “Letter”) relating to the above referenced filings.

For your convenience, we have repeated each comment from the Staff’s Letter in bold immediately prior to our response below.

Form 8-K Filed May 20, 2014 and Amendment No. 1 to Form 8-K Filed June 12, 2014

1.
We note your response to comment one in our letter dated June 16, 2014, but continue to believe that the company was a shell company prior to the transaction, as you had nominal operations, assets consisting of a nominal amount of cash and cash equivalents and nominal other assets as of March 31, 2014. Additionally, we note that pursuant to the terms of the Transfer Agreement, on the closing date of the transaction, the company transferred to Ms. Morita the assets of the company business, as in existence prior to the closing date.  Together, these factors suggest that prior to the transaction you were a shell company, as defined in Rule 12b-2 under the Exchange Act of 1934, as amended.  Accordingly, as previously requested, please amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K, or provide us with additional analysis as to why you do not believe that you were a shell company prior to the transaction reported on this Form 8-K.  For guidance, refer to SEC Release No. 33-8587.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission
June 27, 2014

Company Response:

The Company respectfully disagrees with the Staff’s conclusion that the Company was a shell company prior to the transaction that is the subject of the above-referenced Form 8-K (the “Merger”) and that the Merger was a change in shell company status triggering Item 5.06 of Form 8-K, as detailed in the Company’s response to the June 16, 2014 Staff letter.  Nonetheless, the Company has revised the Form 8-K to include the disclosure required by Item 5.06 of Form 8-K.  The Company also notes again that it has previously provided in the above-referenced Form 8-K and subsequent amendment thereto, all information required of a transaction triggering Item 5.06.

Also, please note that the Company has changed its name from Gold Party Payday, Inc. to Canadian Cannabis Corp.  The revised 8-K is filed under the latter name.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours,

THRASHER LISS & SMITH, LLC

/s/ H. Grady Thrasher, IV
H. Grady Thrasher, IV